UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

WuXi PharmaTech (Cayman) Inc.

(Name of the Issuer)

WuXi PharmaTech (Cayman) Inc.

New WuXi Life Science Holdings Limited

New WuXi Life Science Limited

WuXi Merger Limited

Dr. Ge Li

G&C Partnership L.P.

ABG II-WX Limited

Boyu Capital Fund II, L.P.

Hillhouse Capital Fund II, L.P.

Ping An Life Insurance Company of China Ltd.

Temasek Life Sciences Private Limited

G&C IV Limited

Yinfu Capital Management Co., Ltd.

Yunfeng II WX Limited

Sequoia Capital China Growth Fund III, L.P.

Constant Cypress Limited

SPDB International Holdings Limited

Dr. Ning Zhao

Mr. Xiaozhong Liu

Mr. Zhaohui Zhang

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.02 per share

American Depositary Shares, each representing eight Ordinary Shares

(Title of Class of Securities)

929352102*

(CUSIP Number)

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

China (Shanghai) Pilot Free Trade Zone

Shanghai, 200131

People’s Republic of China

Telephone: +86 21 5046 3716

ABG II-WX Limited

Unit 3002-3004

30th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3121-9699

Dr. Ge Li

New WuXi Life Science Holdings Limited

New WuXi Life Science Limited

WuXi Merger Limited

G&C Partnership L.P.

G&C IV Limited

Dr. Ning Zhao

Mr. Xiaozhong Liu

Mr. Zhaohui Zhang

288 Fute Zhong Road

China (Shanghai) Pilot Free Trade Zone

Shanghai, 200131

People’s Republic of China

Telephone: +86 21 5046 3716

Hillhouse Capital Fund II, L.P. 27 Hospital Road George Town, Grand Cayman KY1-9008 Cayman Islands Telephone: +1 345 814 6831	Boyu Capital Fund II, L.P. Suite 1508 15/F, Hutchison House 10 Harcourt Road, Central Hong Kong Telephone: +852 3987 1788

Temasek Life Sciences Private Limited 60B Orchard Road, #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Telephone: +65 6828 6828

Ping An Life Insurance Company of China Ltd.

9/F, 10/F, and 11/F, Galaxy Development Center,

Fu Hua No. 3 Road Futian District,

Shenzhen, Guangdong Province

People’s Republic of China

Telephone: +86 21 3864 1637

Yinfu Capital Management Co., Ltd. Room 503, Building C, Global Finance News Center, Xicheng District, Beijing, China +86 10 6621 8373

Yunfeng II WX Limited Suite 3206, One Exchange Square, 8 Connaught Place, Central, Hong Kong Telephone: +852 2516 6363	Sequoia Capital China Growth Fund III, L.P. Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong Telephone: +852 2501 8989

Constant Cypress Limited Room 4801B-4802, Tower 2, Plaza 66, No. 1366 Nanjing West Road, Shanghai, 200040, China +86 21 6288 4033	SPDB International Holdings Limited 1005B-06A, 10/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong +852 2809 0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Steven J. Gartner, Esq. Jeffrey S. Hochman, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 United States of America Telephone: +1 212 728 8000	Kurt J. Berney, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, California 94111 Telephone: +1 415 984 8989

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught, Central Hong Kong Telephone: +852 3972 4955	Michael G. DeSombre, Esq. Sullivan & Cromwell 28th Floor Nine Queen’s Road Central Hong Kong Telephone: +852 2826 8696

Akiko Mikumo, Esq. Tim Gardner, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Telephone: +852 3476 9000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation**	Amount of Filing Fee***
$3,268,693,109.00	$379,032.17***

*	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing eight ordinary shares.
**	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $5.75 per share for the 551,789,692 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction plus (b) the product of 702,800 ordinary shares issuable under all outstanding and unexercised options multiplied by $4.17 per share (which is the difference between the $5.75 per share merger consideration and the weighted average exercise price of $1.58 per share) plus (c) the product of 16,168,992 restricted stock units multiplied by $5.75 per unit ((a), (b), and (c) together, the “Transaction Valuation”)).
***	Previously paid. The total filing fee of $379,032.17 was calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and is the sum of (i) $373,899.86, which is the product of $3,217,726,846.90 (the transaction value calculated as of September 1, 2015) and 0.0001162 (the Fee Rate then in effect based on the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014), and (ii) $5,132.31, which is the product of $50,966,262.10 (the difference between the previous transaction value of $3,217,726,846.90 and the current Transaction Value of $3,268,693,109.00) and 0.0001007 (the Fee Rate currently in effect based on Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015).

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto, as amended (this “transaction statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) WuXi PharmaTech (Cayman) Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.02 per share (each, a “Share”), including the Shares represented by American Depositary Shares (“ADSs”), each representing eight Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) New WuXi Life Science Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (c) New WuXi Life Science Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Holdco (“Parent”); (d) WuXi Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Dr. Ge Li, chairman of the board of directors, chief executive officer and one of the founders of the Company (“Dr. Li” or the “Chairman”); (f) G&C Partnership L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“G&C LP”); (g) ABG II-WX Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“ABG”); (h) Boyu Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Boyu”); (i) Hillhouse Capital Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Hillhouse”); (j) Ping An Life Insurance Company of China. Ltd., a joint stock limited company incorporated under the laws of the People’s Republic of China (“Ping An”); (k) Temasek Life Sciences Private Limited, a company incorporated under the laws of Singapore (“Temasek”); (l) G&C IV Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“G&C IV”); (m) Yinfu Capital Management Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (“Co-Founder Equity LP”); (n) Yunfeng II WX Limited, a company incorporated under the laws of the British Virgin Islands (“Yunfeng”); (o) Sequoia Capital China Growth Fund III, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Sequoia”); (p) Constant Cypress Limited, a company incorporated under the laws of the British Virgin Islands (“Legend Capital”); (q) SPDB International Holdings Limited, a company incorporated under the laws of Hong Kong (“SPDBI”, and together with G&C LP, ABG, Boyu, Hillhouse, Ping An, Temasek, G&C IV, Co-Founder Equity LP, Yunfeng, Sequoia, and Legend Capital, the “Sponsors”); (r) Dr. Ning Zhao, senior vice president of operations, head of corporate human resources and director of the Company (“Dr. Zhao”); (s) Mr. Xiaozhong Liu, executive vice president and a director of the Company (“Mr. Liu”); and (t) Mr. Zhaohui Zhang, senior vice president of operations, head of domestic marketing and a director of the Company (“Mr. Zhang”).

Parent, Merger Sub and the Company entered into the Agreement and Plan of Merger, dated as of August 14, 2015, and an amendment thereto dated as of October 20, 2015 and a second amendment thereto dated as of November 20, 2015 (as so amended, the “merger agreement”). The merger agreement provides for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Holdco is the sole shareholder of Parent. At the effective time of the merger (the “effective time”), Holdco will be beneficially owned by Dr. Li, the Sponsors, and Dr. Zhao.

If the merger is completed, each Share, other than the Shares described in paragraphs (a) and (b) below, issued and outstanding immediately prior to the effective time will be cancelled and cease to exist in exchange for the right to receive $5.75 and each ADS issued and outstanding immediately prior to the effective time will represent the right to receive $46.00 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. If the merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the effective time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	1,177,079 ADSs held by Hillhouse, 651,892 Shares and 49,514 ADSs held by Mr. Liu, and 5,778,304 Shares held by Mr. Zhang (together with the Shares and ADSs held by Hillhouse and Mr. Liu, the

“Rollover Shares”), any Shares held by Parent, the Company or any of their subsidiaries, and any Shares (including Shares represented by ADSs) held by the ADS depositary and reserved for issuance and allocation pursuant to the Share Incentive Plan, in each case issued and outstanding immediately prior to the effective time, will be cancelled without payment of any consideration or distribution therefor; and

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law (2013 Revision) (the “Cayman Islands Companies Law”), which will be cancelled and will entitle the former holders thereof to receive the fair value of such Shares determined in accordance with the Cayman Islands Companies Law.

In addition to the foregoing, at the effective time, (i) each option to purchase Shares granted under the Company’s 2007 Employee Share Incentive Plan (the “Share Incentive Plan”) that is outstanding and unexercised immediately prior to the effective time, whether or not vested or exercisable, will be cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), cash equal to the product of (a) the excess, if any, of the per Share merger consideration over the exercise price of such option and (b) the number of Shares underlying such option, provided that, if the exercise price of any such option is equal to or greater than the per Share merger consideration, such option shall be cancelled without any payment therefor, (ii) each restricted share and certain restricted stock units awarded under the Share Incentive Plan (those issued to certain non-management employees and those that would otherwise be vested on or prior to December 31, 2016) that is outstanding immediately prior to the effective time will be cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), an amount equal to the per Share merger consideration, in cash, and (iii) each other restricted stock unit awarded under the Share Incentive Plan that is outstanding immediately prior to the effective time will be converted into the right to receive an amount equal to the per Share merger consideration, in cash, subject to vesting and the other terms of the Second Amendment to the Agreement and Plan of Merger. All payments under clauses (i), (ii) and (iii) above will be made without interest and net of any applicable withholding taxes.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the merger (the “plan of merger”) and the transactions contemplated by the merger agreement and the plan of merger (collectively, the “transactions”), including the merger, must be authorized and approved by (i) a special resolution passed by an affirmative vote of shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy at the extraordinary general meeting of the Company’s shareholders, and (ii) holders of a majority of the Shares (including Shares represented by ADSs), other than the Shares held by Parent, the Chairman, NGM Family 2006 Irrevocable Trust (together with the Chairman, the “Chairman Parties”) and the Sponsors and their affiliates, that are present and voting in person or by proxy at the extraordinary general meeting of the Company’s shareholders.

All information contained in this transaction statement concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary of Term Sheet

Item 1 is hereby amended and supplemented as follows:

Pursuant to a second amendment to the merger agreement dated November 20, 2015, instead of all restricted stock units awarded under the Share Incentive Plan that are outstanding immediately prior to the effective time being cancelled at the effective time in exchange for the right to receive the per Share merger consideration, certain of such restricted stock units (those issued to certain non-management employees and those that would otherwise be vested on or prior to December 31, 2016) will be converted into the right to receive an amount equal to the per Share merger consideration, in cash, subject to vesting and the other terms of such amendment.

Reference is hereby made to such second amendment to the merger agreement, which is attached hereto as Exhibit (d)-(2) and incorporated herein by reference.

Item 4	Terms of the Transaction

Item 4 is hereby amended and supplemented by the disclosure under Item 1 above.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

Item 5 is hereby amended and supplemented by the disclosure under Item 1 above.

Item 10	Source and Amount of Funds or Other Consideration

Item 10 is hereby amended and supplemented as follows:

Consortium Debt Financing

On November 20, 2015, as contemplated by the Debt Commitment Letter, Parent, Merger Sub, Ping An Bank Co., Ltd., and Shanghai Pudong Development Bank Co., Ltd. entered into a facility agreement (the “Facility Agreement”) with the other parties named therein. The Facility Agreement provides for the Facility, a senior secured credit facility in the aggregate principal amount of US$800 million that, subject to the conditions set forth in the Facility Agreement, will be used for the purpose of financing the consideration for the merger and fees and expenses incurred in connection with the merger. Reference is hereby made to such Facility Agreement, which is attached hereto as Exhibit (b)-(24) and incorporated herein by reference.

Management Debt Financing

On November 20, 2015, as contemplated by the Management Debt Commitment Letter, G&C, G&C III Limited, G&C I Limited, G&C II Limited, Ping An Bank Co., Ltd., and Shanghai Pudong Development Bank Co., Ltd. entered into a facility agreement (the “Management Facility Agreement”) with the other parties named therein. The Management Facility Agreement provides for the Management Facility, a senior secured credit facility in the aggregate principal amount of US$300 million that, subject to the conditions set forth in the Management Facility Agreement, will be used for the purpose of G&C’s equity contribution to Holdco. Reference is hereby made to such Management Facility Agreement, which is attached hereto as Exhibit (b)-(25) and incorporated herein by reference.

Item 16	Exhibits

Item 16 is hereby amended and supplemented by adding the following thereto:

(a)-(6) Investor Presentation issued by the Company, dated November 3, 2015, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 3, 2015.

(b)-(24) Facility Agreement, dated November 20, 2015, between Parent, Merger Sub, Ping An Bank Co., Ltd., Shanghai Pudong Development Bank Co., Ltd. and the other parties named therein.

(b)-(25) Management Facility Agreement, dated November 20, 2015, between Group & Cloud Limited, G&C III Limited, G&C I Limited, G&C II Limited, Shanghai Pudong Development Bank Co., Ltd., Ping An Bank Co., Ltd. and the other parties named therein.

(d)-(2) Second Amendment to the Agreement and Plan of Merger, dated November 20, 2015, by and among the Company, Parent and Merger Sub.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2015

WuXi PharmaTech (Cayman) Inc.

By	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

New WuXi Life Science Holdings Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

New WuXi Life Science Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

WuXi Merger Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

Dr. Ge Li

/s/ Ge Li
Ge Li

G&C Partnership L.P.

By:	Group & Cloud Limited its general partner

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

ABG II-WX Limited

By	/s/ Pang Andrew Chee On
Name:	Pang Andrew Chee On
Title:	Director

Boyu Capital Fund II, L.P.

By:	Boyu Capital General Partner II, L.P. its general partner

By:	Boyu Capital General Partner II, Ltd. its general partner

By	/s/ Yong Leong Chu
Name:	Yong Leong Chu
Title:	Director

Hillhouse Capital Fund II, L.P.

By:	Hillhouse Fund II Holdings GP, Ltd. its general partner

By	/s/ Tracy Ma
Name:	Tracy Ma
Title:	Director

Ping An Life Insurance Company of China. Ltd.

By	/s/ Ding Xinmin
Name:	Ding Xinmin
Title:	Chairman

Temasek Life Sciences Private Limited

By	/s/ Chia Song Hwee
Name:	Chia Song Hwee
Title:	Authorized Signatory

Dr. Ning Zhao

/s/ Ning Zhao
Ning Zhao

Mr. Xiaozhong Liu

/s/ Xiaozhong Liu
Xiaozhong Liu

Mr. Zhaohui Zhang

/s/ Zhaohui Zhang
Zhaohui Zhang

G&C IV Limited

By	/s/ Ge Li
Name:	Ge Li
Title:	Director

Yinfu Capital Management Co., Ltd.

By	/s/ Yu Taixiang
Name:	Yu Taixiang
Title:	Chairman

Yunfeng II WX Limited

By	/s/ Huang Xin
Name:	Huang Xin
Title:	Director

Sequoia Capital China Growth Fund III, L.P.

By:	SC China Growth III Management, L.P. its general partner

By	/s/ Kok Wai Yee
Name:	Kok Wai Yee
Title:	Authorized Signatory

Constant Cypress Limited

By	/s/ Zhou Hongbin
Name:	Zhou Hongbin
Title:	Director

SPDB International Holdings Limited

By	/s/ Brian Chang Hongwei
Name:	Brian Chang Hongwei
Title:	Managing Director

EXHIBIT INDEX

(a)-(1)*	Proxy Statement of the Company, dated October 20, 2015 (the “Proxy Statement”).

(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)*	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated August 14, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on August 14, 2015.

(a)-(6)	Investor Presentation issued by the Company, dated November 3, 2015, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on November 3, 2015.

(b)-(1)*	Debt Commitment Letter, by and among WuXi Merger Limited, Ping An Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., dated August 14, 2015.

(b)-(2)*	Debt Commitment Letter, by and among Group & Cloud Limited, Ping An Bank Co., Ltd. and Shanghai Pudong Development Bank Co., Ltd., dated August 14, 2015.

(b)-(3)*	Equity Commitment Letter, by and between ABG II-WX Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(4)*	Equity Commitment Letter, by and between Boyu Capital Fund II, L.P., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(5)*	Equity Commitment Letter, by and between Hillhouse Capital Fund II, L.P., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(6)*	Equity Commitment Letter, by and between Ping An Life Insurance Company of China. Ltd., New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(7)*	Equity Commitment Letter, by and between Temasek Life Sciences Private Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(8)*	Equity Commitment Letter, by and between Group & Cloud Limited, New WuXi Life Science Holdings Limited and New WuXi Life Science Limited, dated August 14, 2015.

(b)-(9)*	Equity Commitment Letter, by and between Dr. Ge Li and Group & Cloud Limited, dated August 14, 2015.

(b)-(10)*	Support Agreement, by and among New WuXi Life Science Limited, New WuXi Life Science Holdings Limited, G&C Partnership L.P., Hillhouse Capital Fund II, L.P. and certain management shareholders of WuXi PharmaTech (Cayman) Inc., dated August 14, 2015.

(b)-(11)*	Amended and Restated Support Agreement, by and among New WuXi Life Science Limited, New WuXi Life Science Holdings Limited, G&C Partnership L.P., Hillhouse Capital Fund II, L.P. and certain management shareholders of WuXi PharmaTech (Cayman) Inc., dated October 20, 2015, incorporated herein by reference to Annex D to the Proxy Statement.

(b)-(12)*	Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., dated May 11, 2015.

(b)-(13)*	Amended and Restated Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Fund II, L.P., and Ping An Insurance (Group) Company of China. Ltd., dated July 2, 2015.

(b)-(14)*	Amendment to the Amended and Restated Consortium Agreement, by and among Dr. Ge Li, ABG Capital Partners II GP, L.P., Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Fund II, L.P., ABG II-WX Limited, Ping An Insurance (Group) Company of China. Ltd., G&C Partnership L.P., Hillhouse Capital Fund II, L.P., and Ping An Life Insurance Company of China, Ltd., dated August 14, 2015.

(b)-(15)*	Second Amended and Restated Consortium Agreement, by and among Dr. Ge Li, G&C Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Capital Fund II, L.P., Ping An Life Insurance Company of China, Ltd., G&C IV Limited, Yinfu Capital Management Co., Ltd., Yunfeng II WX Limited, Sequoia Capital China Growth Fund III, L.P., Constant Cypress Limited and SPDB International Holdings Limited, dated October 20, 2015.

(b)-(16)*	Interim Investors Agreement, by and among Dr. Ge Li, G&C Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Capital Fund II, L.P., Ping An Life Insurance Company of China, Ltd., New WuXi Life Science Holdings Limited, New WuXi Life Science Limited, and WuXi Merger Limited, dated August 14, 2015.

(b)-(17)*	Amended and Restated Interim Investors Agreement, by and among Dr. Ge Li, G&C Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Temasek Life Sciences Private Limited, Hillhouse Capital Fund II, L.P., Ping An Life Insurance Company of China, Ltd., G&C IV Limited, Yinfu Capital Management Co., Ltd., Yunfeng II WX Limited, Sequoia Capital China Growth Fund III, L.P., Constant Cypress Limited and SPDB International Holdings Limited, New WuXi Life Science Holdings Limited, New WuXi Life Science Limited, and WuXi Merger Limited, dated October 20, 2015.

(b)-(18)*	Limited Guarantee of ABG II-WX Limited, dated August 14, 2015.

(b)-(19)*	Limited Guarantee of Boyu Capital Fund II, L.P., dated August 14, 2015.

(b)-(20)*	Limited Guarantee of Hillhouse Capital Fund II, L.P., dated August 14, 2015.

(b)-(21)*	Limited Guarantee of Ping An Life Insurance Company of China, Ltd., dated August 14, 2015.

(b)-(22)*	Limited Guarantee of Temasek Life Sciences Private Limited, dated August 14, 2015.

(b)-(23)*	Limited Guarantee of Dr. Ge Li, dated August 14, 2015.

(b)-(24)	Facility Agreement, dated November 20, 2015, between Parent, Merger Sub, Ping An Bank Co., Ltd., Shanghai Pudong Development Bank Co., Ltd. and the other parties named therein.

(b)-(25)	Management Facility Agreement, dated November 20, 2015, between Group & Cloud Limited, G&C III Limited, G&C I Limited, G&C II Limited, Shanghai Pudong Development Bank Co., Ltd., Ping An Bank Co., Ltd. and the other parties named therein.

(c)-(1)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated July 13, 2015.

(c)-(2)*	Discussion Materials prepared by Credit Suisse Securities (USA) LLC for discussion with the special committee of the board of directors of the Company, dated August 13, 2015.

(c)-(3)*	Opinion of Credit Suisse Securities (USA) LLC, dated August 13, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(d)-(1)*	Agreement and Plan of Merger, dated as of August 14, 2015, and the amendment thereto, dated as of October 20, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Second Amendment to the Agreement and Plan of Merger, dated November 20, 2015, by and among the Company, Parent and Merger Sub.

(f)-(1)*	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)*	Section 238 of the Cayman Islands Companies Law (2013 Revision), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed.